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November 12, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Anderegg

Jennifer López

Amy Geddes

Linda Cvrkel

Re:	NeoGames S.A. Amendment No. 2 to Registration Statement on Form F-1

Filed November 12, 2020

CIK No. 0001821349

Registration Statement on Form F-1

Filed October 27, 2020

File No. 333-249683

Ladies and Gentlemen:

On behalf of NeoGames S.A. (the “Company”), we are hereby filing a second amendment (“Amendment No. 2”) to the Registration Statement on Form F-1 filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 27, 2020. The Company previously filed Amendment No. 1 to the Registration Statement on Form F-1 with the Commission on November 6, 2020 (“Amendment No. 1”) together with a response letter (the “Response Letter”) addressing the comments that were provided in the comment letter received on November 4, 2020 (the “Comment Letter”) from the staff of the Commission (the “Staff”) . The Company advises the Staff that one of the responses provided by the Company in the Response Letter is no longer accurate and the Company is therefore providing the Staff with an updated response.

For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Amendment No. 2, which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

November 12, 2020

For ease of review, we have set forth below the relevant comment from the Comment Letter in bold type followed by the Company’s original and updated responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

Our Founding Shareholders will have significant influence...., page 25

1.	To the extent your Founding Shareholders will own a majority of the voting power of the company after the offering, please revise this risk factor to discuss that, if they act in concert, they will control the outcome of any vote requiring the approval of a majority of stockholders, or tell us why you believe that such disclosure is not required.

Original Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Founding Shareholders are not expected to own a majority of the voting power of the company after the offering.

Updated Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s Founding Shareholders are expected to own, following the completion of the offering, as a group, a majority of the voting power of the Company, and as such, the Company expects to be deemed a Controlled Company, as defined in Nasdaq Rule 5615(c). The Company has revised the disclosure on pages 13, 25, 45 and 97 to provide the appropriate disclosure.

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at 212.906.4667 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua G. Kiernan

Joshua G. Kiernan
of LATHAM & WATKINS LLP

cc:	(via email)

Moti Malul, NeoGames S.A.

Raviv Adler, NeoGames S.A.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Gil White, Esq., Herzog Fox & Neeman

Ron Ben-Menachem, Esq., Herzog Fox & Neeman

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP